SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 27, 2004

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Contact:
Investor Relations ICOS Vision Systems Corporation NV Tel: 32 16 398 220 Investor.relations@icos.be	Lippert/Heilshorn & Associates, Inc. Jody Burfening/Carolyn Capaccio 212-838-3777 (ext. 6608) jody@lhai.com, ccapaccio@lhai.com

ICOS Vision Systems Enters Solar Cell Inspection Market

Heverlee, Belgium, May 27, 2004—ICOS Vision Systems Corporation NV (Nasdaq and Euronext: IVIS), a world leader in vision solutions, today announced the launch of inspection systems for solar cell production, a new product line for the company in its system level products. The company will demonstrate these products for the first time at the 19th European Photovoltaic Solar Energy Conference and Exhibition 2004, to be held in Paris from June 7 through 10.

Solar cells are used in the production of solar energy, an environmentally-friendly alternative energy source that is expected to grow at a rate of approximately 30% per year during the current decade according to the roadmaps of Japanese, US and European government entities. In the production of solar energy, monocrystalline and polycrystalline wafers are used to convert solar energy into electrical power. As demand grows, manufacturers of solar cells are expected to replace human inspection with in-line inspection in increasingly automated factories to boost yields and to guarantee output quality.

“Our entry into the solar cell inspection market illustrates ICOS’ strategy of offering inspection equipment for all forms of semiconductor packaging by extending our proven inspection technology and expertise,” commented Anton DeProft, president and chief executive officer. “The utilization of our inspection systems in solar cell production plays a key role in improving process yields and in driving down solar cell production costs, both of which are crucial to the rapid expansion of the solar energy market. Already, we have several customers for these systems, with current orders valued at approximately one million Euro. While our income from this product line is expected to be modest this year, we believe solar cell production inspection has the potential to grow in a strong, sustained manner over the next decade. It is our ambition, as a first mover in this exciting new field, to establish and sustain a market leadership position.”

About ICOS

ICOS is a leading worldwide developer and supplier of inspection equipment, primarily for the semiconductor packaging industry. The company believes to have the most comprehensive line of 2D and 3D inspection solutions for its target markets. ICOS has three product lines: its stand-alone inspection equipment performs the final outgoing inspection and taping of various types of semiconductor components and its board-level and system-level OEM inspection systems are integrated at various stages of the semiconductor packaging process and in electronic assembly equipment.

ICOS’ headquarters are located in Heverlee, Belgium and it has R&D centers in Belgium, Germany and Hong Kong and sales and support offices in Japan, the USA, Singapore and Hong Kong.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this press release are forward-looking statements, including statements about the Company’s plans, objectives, expectations and intentions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. The Company’s ongoing business is also subject to risks referred to in its most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

ICOS Vision Systems Corporation NV can be found on the World Wide Web at www.ICOS.be

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: May 27, 2004	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President